N-SAR Item 77H: Change in Control of Registrant

Below are the persons presumed to control Registrant’s series because such person owns more than 25% of a series based on the records of the series.

As of October 31st 2014

Fund	Name of Person	Ownership % of Series

As of May 1st 2014

Fund	Name of Person	Ownership % of Series
Columbia Strategic Income Fund	Merrill Lynch Pierce Fenner & Smith Inc For the Sole Benefit of its Customer	26.18%